

Mail Stop 4720

April 11, 2017

Mark K. Hardwick
Executive Vice President,
Chief Financial Officer and Chief Operating Officer
First Merchants Corporation
200 East Jackson Street
Muncie, IN 47305

> **Re:** **First Merchants Corporation**
> **Registration Statement on Form S-4**
> **Filed March 17, 2017**
> **File No. 333-216780**

Dear Mr. Hardwick:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please disclose your share price on January 24, 2017, the business day before the merger was announced, and as of a latest practicable date. Also please disclose the value of one share of Arlington Bank common stock based on your share price on such dates.

The Merger

Opinion of Boenning & Scattergood, Inc., page 38

2.   Please revise the last paragraph on page 43 to quantify the fee that Arlington Bank paid to Boenning when it rendered its fairness opinion. Also please quantify the "customary fee"

to be paid to Boenning for its services, including the amount contingent upon consummation of the merger. Refer to Item 4(b) of Form S-4 and Item 1015(b)(4) of Regulation M-A.

Interests of Certain Persons in the Merger, page 46

3.   For any interests of directors and executive officers in the merger, please revise to describe and quantify all the interests for each person individually, particularly in the first bullet. Refer to Item 18(a)(5)(i) of Form S-4 and Item 5 of Schedule 14A.

The Merger Agreement

Conditions to Completion of the Merger, page 48

4.   It appears that the receipt of counsel's legal opinion that the merger will be treated as a "reorganization" within the meaning of Section 368(a) of the Code is a waivable condition by both merger parties. Please undertake to recirculate and resolicit if the condition is waived and the change in tax consequences is material. Also make corresponding revisions to your disclosure on pages 2, 7 and 10. Please refer to Section III.D.3 of Staff Legal Bulletin No. 19 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Brian Hunt, Esq.
        Jeremy E. Hill, Esq.